SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)*

                               ---------------

                               CHIRON CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    170040109
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

      WAYNE P. MERKELSON                 ANDREW R. BROWNSTEIN, ESQ.
      NOVARTIS CORPORATION               TREVOR S. NORWITZ, ESQ.
      608 FIFTH AVENUE                   WACHTELL, LIPTON, ROSEN & Katz
      NEW YORK, NEW YORK 10020           51 WEST 52 STREET
      (212) 307-1122                     NEW YORK, NEW YORK 10019
                                        (212) 403-1000
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                  (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                  APRIL 3, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 170040109
--------------------------------------------------------------------------------


   1.  NAMES OF REPORTING PERSONS:
       Novartis Biotech Partnership, Inc.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
       06-1415318
       -------------------------------------------------------------------------


   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

       (A) |-|
           ---------------------------------------------------------------------

       (B) |-|
           ---------------------------------------------------------------------


   3.  SEC USE ONLY:

       -------------------------------------------------------------------------


   4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
       AF
       -------------------------------------------------------------------------


   5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                       |_|
       -------------------------------------------------------------------------


   6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
       -------------------------------------------------------------------------

Number of      7.  SOLE VOTING POWER
Shares             0
Beneficially       -------------------------------------------------------------
Owned by
Each
Reporting      8.  SHARED VOTING POWER
Person With        130,845,765
                   -------------------------------------------------------------

               9.  SOLE DISPOSITIVE POWER
                   0
                   -------------------------------------------------------------


               10. SHARED DISPOSITIVE POWER
                   130,845,765
                   -------------------------------------------------------------


   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       130,845,765
       ----------------------------------------------------------

   12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)   |_|
       -------------------------------------------------------------------------


   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       52.8%
       -------------------------------------------------------------------------


   14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -------------------------------------------------------------------------

CUSIP No. 170040109
--------------------------------------------------------------------------------

   1.  NAMES OF REPORTING PERSONS:
       Novartis Corporation

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
       13-1834433
       -------------------------------------------------------------------------


   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

       (A) |-|
           ---------------------------------------------------------------------

       (B) |-|
           ---------------------------------------------------------------------


   3.  SEC USE ONLY:

       -------------------------------------------------------------------------


   4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
       AF
       -------------------------------------------------------------------------


   5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                     |_|
       -------------------------------------------------------------------------


   6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
       -------------------------------------------------------------------------


Number of      7.  SOLE VOTING POWER
Shares             0
Beneficially       -------------------------------------------------------------
Owned by
Each
Reporting      8.  SHARED VOTING POWER
Person With        130,853,221
                   -------------------------------------------------------------

               9.  SOLE DISPOSITIVE POWER
                   0
                   -------------------------------------------------------------


               10. SHARED DISPOSITIVE POWER
                   130,853,221
                   -------------------------------------------------------------


   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       130,853,221
       -------------------------------------------------------------------------


   12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)   |_|
       -------------------------------------------------------------------------


   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       52.8%
       -------------------------------------------------------------------------


   14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -------------------------------------------------------------------------

CUSIP No. 170040109
--------------------------------------------------------------------------------


   1.  NAMES OF REPORTING PERSONS:
       Novartis Pharma AG
       -------------------------------------------------------------------------

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       -------------------------------------------------------------------------


   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

       (A) |-|
           ---------------------------------------------------------------------

       (B) |-|
           ---------------------------------------------------------------------


   3.  SEC USE ONLY:

       -------------------------------------------------------------------------


   4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
       WC
       -------------------------------------------------------------------------

   5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
       -------------------------------------------------------------------------


   6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
       -------------------------------------------------------------------------


Number of      7.  SOLE VOTING POWER
Shares             0
Beneficially       -------------------------------------------------------------
Owned by
Each
Reporting      8.  SHARED VOTING POWER
Person With        5,469,770
                   -------------------------------------------------------------

               9.  SOLE DISPOSITIVE POWER
                   0
                   -------------------------------------------------------------


               10. SHARED DISPOSITIVE POWER
                   5,469,770
                   -------------------------------------------------------------


   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,469,770
       -------------------------------------------------------------------------


   12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)   |_|
       -------------------------------------------------------------------------


   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.2%
       -------------------------------------------------------------------------


   14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -------------------------------------------------------------------------

CUSIP No. 170040109
--------------------------------------------------------------------------------


   1.  NAMES OF REPORTING PERSONS:
       Novartis AG

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
       -------------------------------------------------------------------------


   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

       (A) |-|
           ---------------------------------------------------------------------

       (B) |-|
           ---------------------------------------------------------------------

   3.  SEC USE ONLY:
       -------------------------------------------------------------------------


   4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
       WC
       -------------------------------------------------------------------------


   5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)    |_|
       -------------------------------------------------------------------------


   6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
       -------------------------------------------------------------------------


Number of      7.  SOLE VOTING POWER
Shares             0
Beneficially       -------------------------------------------------------------
Owned by
Each
Reporting      8.  SHARED VOTING POWER
Person With        136,322,991
                   -------------------------------------------------------------

               9.  SOLE DISPOSITIVE POWER
                   0
                   -------------------------------------------------------------


               10. SHARED DISPOSITIVE POWER
                   136,322,991
                   -------------------------------------------------------------

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       136,322,991
       -------------------------------------------------------------------------


   12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)   |_|
       -------------------------------------------------------------------------


   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       55%
       -------------------------------------------------------------------------


   14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

      This Amendment No. 14 to Schedule 13D relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Chiron Corporation, a Delaware corporation (the "Company"). Novartis AG ("Novartis"), Novartis Corporation, ("Novartis Corp"), Novartis Biotech Partnership, Inc. ("Biotech"), and Novartis Pharma AG ("Novartis Pharma" and, together with Novartis, Novartis Corp and Biotech the "Reporting Persons") hereby amend the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 is hereby amended and supplemented by adding the following:

     On April 3, 2006, the Company, Novartis Corp and Biotech entered into Amendment No. 1 (the "Amendment") to the Agreement and Plan of Merger, dated as of October 30, 2005, by and among the Company, Novartis Corp, Novartis Biotech, and for purposes of Section 10.14 thereof only, Novartis AG (the "Merger Agreement"). The Amendment amends the Merger Agreement by (1) increasing the amount of the consideration to be paid to holders of shares of the Company's common stock, par value $0.01 per share ("Common Stock") upon consummation of the merger contemplated thereby (the "Merger") from $45.00 per share of Common Stock to $48.00 per share of Common Stock (such increased amount, the "Merger Consideration"), and (2) providing that the only vote of holders of Common Stock required to approve the Merger is the affirmative vote of a majority of the outstanding shares of Common Stock, which is the vote required by Delaware law. In addition, the Amendment provides that shares of Common Stock owned by any non-U.S. affiliate of Parent will not be cancelled in the Merger, but instead will be converted into the right to receive the Merger Consideration.

      Also on April 3, 2006, Novartis Corp, Chiron and CAM North America LLC ("CAM") entered into a letter agreement (the "Letter Agreement") that provides that, subject to applicable fiduciary and/or regulatory obligations, CAM will vote or causeto be voted all shares of Common Stock over which CAM or certain relatedentities have voting authority or control in favor of the proposal to adopt theMerger Agreement at the special meeting of Chiron's stockholders. CAM also agreed to file an amendment to its Schedule 13D to such effect.

     Novartis issued a press release on April 3, 2006 announcing the execution of the Amendment and the Letter Agreement. The Amendment, the Letter Agreement and the press release are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

      Items 5(a) and 5(b) are hereby amended in their entirety as follows:

      (a) and (b) As of the date of this Amendment, Biotech is the record holder of 80,739,404 shares of Common Stock. In addition, pursuant to the Market Price Option Agreement, Biotech or its designee, which must be Novartis or a subsidiary thereof, has the right to purchase from the Company under certain circumstances such number of shares of Common Stock as are necessary for the Reporting Persons to maintain collectively up to a 55% ownership interest in the Company, which as of April 3, 2006, constituted the right to purchase an additional 50,106,361 shares, based on 197,753,623 shares of Common Stock outstanding at March 3, 2006, as reported in the Company's Proxy Statement for a special meeting of Company stockholders to be held on April 12, 2006, first mailed to Company stockholders on or about March 6, 2006 and filed with the Securities and Exchange Commission on Schedule 14A on March 6, 2006. Biotech is the beneficial owner of 130,845,765 shares of Common Stock, or 52.8% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Biotech has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

      Novartis Corp is the record holder of 7,456 shares of Common Stock. After adjusting the total number of shares beneficially owned by Novartis Corp to include the 130,845,765 shares beneficially owned by Biotech, Novartis Corp is the beneficial owner of 130,853,221 shares of Common Stock or 52.8% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis Corp has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

      Novartis Pharma is the record holder of 5,469,770 shares of Common Stock, or 2.2% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis Pharma has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

      Novartis is the beneficial owner of the shares of Common Stock beneficially owned by Novartis Pharma, Novartis Corp and Biotech. Novartis beneficially owns 136,322,991 shares of Common Stock, giving it a 55% beneficial interest in the Company, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Biotech, Novartis Corp and Novartis Pharma.

      To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock, other than Raymund Breu, who is the beneficial owner of 65,216 shares of Common Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      99.1 Amendment No. 1, dated as of April 3, 2006, to the Agreement and Plan of Merger, dated as October 30, 2005, by and among Novartis Corporation, Novartis Biotech Partnership, Inc., Chiron Corporation and, for purposes of Section 10.14 thereof only, Novartis AG.

      99.2 Press Release, dated as of April 3, 2006

      99.3 Letter Agreement, dated as of April 3, 2006, by and among Novartis Corporation, CAM North America LLC and Chiron Corporation.

      99.4 Joint Filing Agreement, by and among Novartis Biotech Partnership, Inc., Novartis Corporation, Novartis Pharma AG and Novartis AG, dated as of April 3, 2006.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: April 3, 2006

                                            NOVARTIS BIOTECH
                                            PARTNERSHIP, INC.


                                            By: /s/ Wayne P. Merkelson
                                               -----------------------------
                                               Name: Wayne P. Merkelson
                                               Title: Vice President


                                            NOVARTIS CORPORATION


                                            By:/s/ George Miller
                                               -----------------------------
                                               Name: George Miller
                                               Title: General Counsel


                                            NOVARTIS PHARMA AG


                                            By: /s/ Thomas Werlen
                                               -----------------------------
                                               Name: Thomas Werlen
                                               Title: Group General Counsel


                                            By: /s/ Urs Baerlocher
                                               -----------------------------
                                               Name: Urs Baerlocher
                                               Title: Head Legal and General
                                                      Affairs


                                            NOVARTIS AG


                                            By: /s/ Bruno Heynen
                                               -----------------------------
                                               Name: Bruno Heynen
                                               Title: Corporate Secretary


                                            By: /s/ Urs Baerlocher
                                               -----------------------------
                                               Name: Urs Baerlocher
                                               Title: Head Legal and General
                                                      Affairs

                                  Exhibit Index

--------------------------------------------------------------------------------
 EXHIBIT NUMBER                    EXHIBIT NAME
--------------------------------------------------------------------------------
99.1 Amendment No. 1, dated as of April 3, 2006, to the Agreement and Plan of Merger, dated as October 30, 2005, by and among Novartis Corporation, Novartis Biotech Partnership, Inc., Chiron Corporation and, for purposes of Section 10.14 thereof only, Novartis AG.
--------------------------------------------------------------------------------
99.2                Press Release, dated as of  April 3, 2006.
--------------------------------------------------------------------------------
99.3 Letter Agreement, dated as of April 3, 2006, by and among Novartis Corporation, CAM North America LLC and Chiron Corporation.
--------------------------------------------------------------------------------
99.4 Joint Filing Agreement, by and among Novartis Biotech Partnership, Inc., Novartis Corporation, Novartis Pharma AG and Novartis AG, dated as of April 3, 2006.
--------------------------------------------------------------------------------